                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.        )(1/)

                        THE CHASE MANHATTAN CORPORATION
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                                (NAME OF ISSUER)

                      COMMON STOCK, PAR VALUE $2 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                   161610100
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                                 (CUSIP NUMBER)

 William H. McDavid                            with a copy to:
 General Counsel
 Chemical Banking Corporation                  Lee Meyerson, Esq.
 270 Park Avenue                               Simpson Thacher & Bartlett
 New York, New York  10017                     425 Lexington Avenue
 (212) 270-6000                                New York, New York  10017-3909
                                               (212) 455-2000

- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                AUGUST 27, 1995
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

- -----------------------------
      (1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO.   161610100                         PAGE    2      OF     9    PAGES
           --------------------                      -------      -------

- --------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Chemical Banking Corporation
                   IRS Identification No. 13-2624428
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                       (b) / /

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS*

                     WC, OO (See Item 3)
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS
           2(d) or 2(e)                                                    / /

- --------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
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                             7     SOLE VOTING POWER

                                   34,585,381 (See Item 5)
                            ----------------------------------------------------
                             8     SHARED VOTING POWER

   NUMBER OF SHARES                18,380 (See Item 5)
     BENEFICIALLY           ----------------------------------------------------
     OWNED BY EACH           9     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                      34,578,353 (See Item 5)
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   29,294 (See Item 5)
- --------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   34,607,647
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
- --------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   16.62%
- --------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                   HC  (BK)
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 ITEM 1.  SECURITY AND ISSUER.

                 This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $2 per share ("Chase Common Stock"), of The Chase Manhattan Corporation, a bank holding company incorporated under the laws of the State of Delaware ("Chase"). The address of Chase's principal executive offices is 1 Chase Manhattan Plaza, New York, New York 10081.

                 ITEM 2.  IDENTITY AND BACKGROUND.

                 (a)-(c), (f) This Statement is being filed by Chemical Banking Corporation, a bank holding company incorporated under the laws of the State of Delaware ("Chemical"). Chemical's principal banking subsidiaries are Chemical Bank ("Chemical Bank"), a banking corporation organized under the laws of the State of New York, and Texas Commerce Bank, National Association, a national banking association and a subsidiary of Texas Commerce Equity Holdings, Inc. ("Texas Commerce"), a Delaware holding company subsidiary of Chemical headquartered in Texas. In addition, Chemical has investments in other companies that make available a variety of banking and related financial services. The address of Chemical Bank and of the principal office of Chemical is 270 Park Avenue, New York, New York 10017.

                 The name, address, present principal occupation or employment, and citizenship of each director and executive officer of Chemical are set forth on Schedule I hereto and are incorporated herein by reference.

                 (d), (e) During the last five years, neither Chemical nor, to the best knowledge of Chemical, any of its executive officers or directors has
(i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 As more fully described in Item 4 of this Statement, Chase has granted to Chemical an option pursuant to which Chemical has the right, upon the occurrence of certain events, to purchase from Chase up to 34,551,183 shares of Chase Common Stock (or such greater number as shall at the time equal 19.9% of the then outstanding shares of Chase Common Stock) for $51.875 per share, subject to customary anti-dilution adjustments (the "Option"). If Chemical were to exercise the Option in full, the funds required to purchase the shares of Chase Common Stock issuable upon such exercise would be approximately $1.79 billion (based upon the number of shares currently subject to the Option). It is currently anticipated that such funds would be provided from Chemical's working capital or by borrowings from other sources yet to be determined.

                 ITEM 4.  PURPOSE OF TRANSACTION.

                 On August 27, 1995, Chemical and Chase entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of Chase into Chemical. The Merger Agreement provides that, upon consummation of the Merger, the separate corporate existence of Chase will cease, each share of Chase Common Stock (other than shares of Chase Common Stock that are owned by Chase as treasury stock or are owned by Chemical or any wholly owned subsidiary of Chemical or Chase, other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties (which will be cancelled and retired) and fractional shares (which will be converted into cash) will be converted into 1.04 shares of Common Stock, par value $1.00 per share, of Chemical ("Chemical Common Stock") and each outstanding share of Preferred Stock, par value $2 per share ("Chase Preferred Stock"), of Chase will be converted into one share of a series of Chemical's preferred stock having substantially the same rights, preferences and privileges as the shares of Chase Preferred Stock being converted. Chemical has agreed in the Merger Agreement to use all reasonable efforts to cause all shares of stock issued in connection with the Merger to be approved for listing on the New York Stock Exchange, Inc.

                 Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Chemical and Chase also entered into a Stock Option Agreement (the "Chase Stock Option Agreement"), pursuant to which

Chase granted to Chemical the Option. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Chemical and Chase entered into a Stock Option Agreement (the "Chemical Stock Option Agreement and, together with the Chase Stock Option Agreement, the "Stock Option Agreements"), pursuant to which Chemical granted to Chase an option, on substantially identical terms as set forth in the Chase Stock Option Agreement, to purchase from Chemical, upon the occurrence of certain events, up to 50,170,882 shares of Chemical Common Stock (or such greater number as shall at the time equal 19.9% of the then outstanding shares of Chemical Common Stock) for $53.50 per share, subject to customary anti-dilution adjustments. In addition, in connection with the execution and delivery of the Merger Agreement, each of Chemical and Chase amended their respective shareholders' rights plans to provide that the other party would not become an "Acquiring Person" or, in the case of Chemical's shareholders' rights plan, an "Adverse Person", and that consequently the transactions contemplated by the Merger Agreement and the Stock Option Agreements would not result in a "Distribution Date," a "Stock Acquisiton Date" or a "Triggering Event" under such shareholders' rights plans.

                 Pursuant to the Merger Agreement, a new board of directors of Chemical will be established, effective as of the Merger, which will include members of the current Chase and Chemical boards of directors, as set forth in Exhibit 5.10(a) to the Merger Agreement, and certain persons will be elected effective as of the Merger to certain offices of Chemical, as set forth in
Exhibit 5.10(b) to the Merger Agreement.

                 The parties intend that promptly following the Merger, Chemical Bank, a subsidiary of Chemical, and The Chase Manhattan Bank, N.A., a subsidiary of Chase, will be merged.

                 The preceding summary of certain provisions of the Merger Agreement, the amendment to Chemical's shareholders' rights plan and the Stock Option Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2, 4, 10(a) and 10(b), respectively, to Chemical's Current Report on Form 8-K, dated August 27, 1995, as filed with the Securities and Exchange Commission (the "Commission") on August 29, 1995, and which are incorporated herein by reference.

                 Except as set forth herein, Chemical has no plans or proposals with respect to Chase that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a), (b) Under the Chase Stock Option Agreement, Chemical does not have the right to acquire any shares of Chase Common Stock unless certain specified events occur. If the Option were to become exercisable, Chemical would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) 34,551,183 shares of Chase Common Stock (or such greater number as shall at the time equal 19.9% of the then outstanding shares of Chase Common Stock), subject to customary anti-dilution adjustments. If Chemical were to exercise the Option, it would have sole power to vote and, subject to the terms of the Chase Stock Option Agreement, sole power to direct the disposition of, the shares of Chase Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, Chemical disclaims beneficial ownership of any shares of Chase Common Stock subject to the Option.

                 As of August 28, 1995, subsidiaries of Chemical, in the ordinary course of their trust and investment management business, held 56,464 shares of Chase Common Stock in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "Trust Accounts"), constituting approximately 0.03% of the shares of Chase Common Stock that would be issued and outstanding if the Option had been exercised as of August 27, 1995. Chemical has sole voting power with respect to 34,198 shares of Chase Common Stock held in Trust Accounts, shared voting power with respect to 18,380 shares of Chase Common Stock held in Trust Accounts, sole dispositive power with respect to 27,170 shares of Chase Common Stock held in Trust Accounts and shared dispositive power with respect to 29,294 shares of Chase Common Stock held in Trust Accounts.

                 To the best knowledge of Chemical, none of its directors or executive officers beneficially owns any shares of Chase Common Stock, except that Mr. Harold S. Hook, a director of Chemical, beneficially owns 5,321 shares of Chase Common Stock.

                 (c) Neither Chemical nor, to the best knowledge of Chemical, any of its directors or executive officers, has effected any transaction in shares of Chase Common Stock for its or his own account during the past 60 days. In the ordinary course of their trust, brokerage and investment management business, subsidiaries of Chemical may have effected transactions in shares of Chase Common Stock during the past 60 days on behalf of Trust Accounts.

                 (d) The beneficiaries of Trust Accounts have the right to receive or the power to direct the payment of dividends and proceeds from the sale of shares of Chase Common Stock held in such Trust Accounts.

                 (e)  Not applicable.

                 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as set forth in response to Items 3, 4 and 5 hereof, neither Chemical nor, to the best knowledge of Chemical, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Chase, including, but not limited to, transfer or voting of any securities of Chase, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Agreement and Plan of Merger, dated as of August 27, 1995, between Chase and Chemical (filed as Exhibit 2 to Chemical's Current Report on Form 8-K dated August 27, 1995, as filed with the Commission on August 29, 1995, and incorporated herein by reference).

                 (b) Stock Option Agreement, dated as of August 27, 1995, between Chase and Chemical (filed as Exhibit 10(a) to Chemical's Current Report on Form 8-K dated August 27, 1995, as filed with the Commission on August 29, 1995, and incorporated herein by reference).

                 (c) Stock Option Agreement, dated as of August 27, 1995 between Chemical and Chase (filed as Exhibit 10(b) to Chemical's Current Report on Form 8-K dated August 27, 1995, as filed with the Commission on August
                          29, 1995, and incorporated herein by reference)

                 (d) Amendment No. 2, dated as of August 27, 1995, to Rights Agreement, dated as of April 13, 1989, between Chemical and Chemical Bank, as Rights Agent (filed as
                          Exhibit 4 to Chemical's Current Report on Form 8-K dated August 27, 1995, as filed with the Commission on August 29, 1995, and incorporated herein by reference).

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                              CHEMICAL BANKING CORPORATION


                                              By: /s/ John B. Wynne
                                                 --------------------------
                                                 Name: John B. Wynne
                                                 Title: Secretary


Dated:  September 6, 1995

                                   SCHEDULE I



                 Each of the persons named below is a citizen of the United States of America.

Name                                    Principal Occupation or Employment; Business or Residence Address
- -------                                 ------------------------------------------------------------------

DIRECTORS

Frank A. Bennack, Jr.                   President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, New York 10019

Michel C. Bergerac                      Chairman of the Board and Chief Executive Officer
                                        Bergerac & Co., Inc.
                                        425 Park Avenue, 24th Floor
                                        New York, New York 10022

Randolph W. Bromery                     President and Chief Executive Officer
                                        Springfield College
                                        263 Alden Street
                                        Springfield, Massachusetts 01109

Charles W. Duncan, Jr.                  Private Investor
                                        Duncan Interests
                                        600 Travis, Suite 6100
                                        Houston, Texas 77002

Melvin R. Goodes                        Chairman of the Board and Chief Executive Officer
                                        Warner-Lambert Company
                                        201 Tabor Road
                                        Morris Plains, New Jersey 07950

George V. Grune                         Chairman of the Board
                                        Dewitt Wallace-Reader's Digest Funds
                                        Lila Wallace-Reader's Digest Funds
                                        36 Hyde Lane
                                        Westport, Connecticut 06880

William B. Harrison, Jr.                Vice Chairman
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York  10017

Harold S. Hook                          Chairman and Chief Executive Officer
                                        American General Corporation
                                        P.O. Box 3247
                                        Houston, Texas 77253

Helene L. Kaplan                        Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom
                                        919 Third Avenue
                                        New York, New York 10022

J. Bruce Llewellyn                      Chairman of the Board and Chief Executive Officer
                                        The Philadelphia Coca-Cola Bottling Company
                                        725 East Erie Avenue
                                        Philadelphia, Pennsylvania 19134

 John P. Mascotte                       Consultant, and Retired Chairman and Chief Executive Officer
                                        The Continental Corporation
                                        222 Purchase Street, Suite 345
                                        Rye, New York 10580

 John F. McGillicuddy                   Retired Chairman of the Board and Chief Executive Officer
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York 10017

 Edward D. Miller                       President
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York  10017

 Walter V. Shipley                      Chairman of the Board and Chief Executive Officer
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York 10017

 Andrew C. Sigler                       Chairman of the Board and Chief Executive Officer
                                        Champion International Corporation
                                        One Champion Plaza
                                        Stamford, Connecticut 06921

 Michael I. Sovern                      President Emeritus and Chancellor Kent
                                          Professor of Law
                                        Columbia University
                                        West 116th Street and Broadway
                                        New York, New York 10027

 John R. Stafford                       Chairman, President and Chief Executive Officer
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey 07940

 W. Bruce Thomas                        Private Investor
                                        Blackburn Road, Route #4
                                        Sewickley, Pennsylvania 15143

 Marina V. N. Whitman                   Professor of Business Administration and Public Policy
                                        University of Michigan
                                        701 Tappan Street
                                        Ann Arbor, Michigan 48109

 Richard D. Wood                        Retired Chairman and Chief Executive Officer
                                        Eli Lilly and Company
                                        Lilly Corporate Center
                                        Indianapolis, Indiana 46285

 EXECUTIVE OFFICERS
 William B. Harrison, Jr.               Vice Chairman
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York  10017

 William C. Langley                     Executive Vice President and Chief Credit and Risk Policy Officer
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York  10017

 Edward D. Miller                       President
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York 10017

 Walter V. Shipley                      Chairman of the Board and Chief Executive Officer
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York  10017

 Peter J. Tobin                         Executive Vice President and Chief Financial Officer
                                        Chemical Banking Corporation
                                        270 Park Avenue
                                        New York, New York  10017